William Mandel
KELVIN MEDICAL, INC.
10930 Skyranch Place
Nevada City, California 95959
__________________________________________________________________________________

24 January 2017

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Kelvin Medical, Inc.
Form S-1/A Registration Statement
File No. 333-212791

Dear Mr. Jones:

We are writing to request an acceleration of the effectiveness of our Registration Statement pursuant to Rule 461 Acceleration of Effective Date of the Securities and Exchange Act.  We would like to request our Registration Statement on Form S-1/A to be effective on Thursday, January 26, 2017, at 5:00 a.m. Eastern Standard Time.

Further, and pursuant to Rule 461, we acknowledge and understand the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission, or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact our attorney of record, Sharon Mitchell, at (248) 515-6035.

With best regards,

/s/William Mandel
_________________________
William Mandel, President
Kelvin Medical, Inc.